DANIEL J. WINNIKE PARTNER	DWINNIKE@FENWICK.COM (650) 335-7657

September 10, 2010

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4631

Attention:	Jay E. Ingram

Era Anagnosti

Tricia Armelin

Melinda Hooker

Division of Corporation Finance

Re:	Amyris, Inc. (formerly Amyris Biotechnologies, Inc.)
Amendment No. 7 to Registration Statement on Form S-1
File No. 333-166135

Ladies and Gentlemen:

On behalf of Amyris, Inc., formerly Amyris Biotechnologies, Inc. (“Company”), we are transmitting herewith Amendment No. 7 (“Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-166135) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 16, 2010 (“Registration Statement”). In this letter, we respond to the comments of the Commission staff (“Staff”) contained in your letter dated August 27, 2010. The numbered paragraphs below correspond to the numbered comments in that letter, with the Staff’s comments presented in bold italics. Also enclosed, please find a hard copy of the Amendment, which is marked to show changes from Amendment No. 5 to the Registration Statement filed on August 17, 2010.

Securities and Exchange Commission

September 10, 2010

Recent Developments, page 52

1.	Once you determine the price of your initial public offering, please update your disclosure regarding your accounting for the contingently adjustable conversion price of your Series D preferred stock. To the extent you determine a contingent beneficial conversion feature exists, please quantify the amount. Alternatively, please quantify any additional proceeds you receive from Total and disclosure how you will account for such proceeds.

In response to the Staff’s comment, the Company updated disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations––Recent Developments––Total” to quantify a potential contingent beneficial conversion feature calculated based upon the assumed initial public offering price of $19.00 per share, the midpoint of the price range set forth on the cover of the prospectus. In addition, the Company evaluated the impact on the beneficial conversion feature of the amount that would be due from the holder of Series D preferred stock if the offering is completed on or before September 30, 2010 (as disclosed, no additional consideration is due in respect of a closing after September 30, 2010) and determined that the receipt of such amount would not have a material impact on the Company’s financial position.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value, page 58

2.	We have reviewed your response to our prior comment two. Please, revise to disclose that your determined the fair value of your Series D preferred stock was $22.68 per share.

In response to the Staff’s comment, the Company has included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations––Critical Accounting Policies and Estimates––Stock-Based Compensation––Significant Factors, Assumptions and Methodologies Used In Determining Fair Value” disclosure that the fair value of Series D preferred stock was determined to be $22.68 per share.

* * *

Should you have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7657.

Sincerely,

/s/ Daniel Winnike
Daniel J. Winnike

cc:

John Melo, Chief Executive Officer and President

Jeryl Hilleman, Chief Financial Officer

Tamara Tompkins, General Counsel

Amyris, Inc.

Allison Spinner

Wilson Sonsini Goodrich & Rosati, P.C.